Industrias Bachoco Announces Third Quarter 2014 Results

CELAYA, Mexico, Oct. 22, 2014 /PRNewswire/ -- Industrias Bachoco, S.A.B. de C.V., "Bachoco" or "the Company", (NYSE: IBA; BMV: Bachoco) announced today its unaudited results for the third quarter ("3Q14") and accumulated ("9M14") 2014 results ended September 30, 2014. All figures have been prepared in accordance with International Financial Reporting Standard ("IFRS"), and are presented in nominal million Mexican Pesos ("$").

HIGHLIGHTS- 2014 vs. 2013

  Net sales increased 12.5% in 3Q14.
  EBITDA margin was 16.4% for 3Q14 and 14.9% in the 9M14.
  Earnings per basic and diluted share totaled $1.87 for 3Q14 and $4.78 for the 9M14.

CEO COMMENTS

Mr. Rodolfo Ramos Arvizu, Chief Executive Officer of Bachoco, stated: "For Bachoco, a third quarter used to be the weakest quarter for the year in terms of profitability; this year, the quarter did not follow that pattern, as favorable conditions present in the second quarter were extended into the third one.

Flexibility in our processes and implementation of new procedures, allowed us to take advantage of the conditions the industry offered and to achieve sound results.

In general, during the quarter we observed a very stable supply in our main product lines in both the US and Mexican markets; this, combined with the downtrend in our main raw material prices, allowed us to post a reduction in our production cost, contributing to our profits.

The Company remained in a healthy financial condition as net cash reached $7,766.3 million, as the cash and equivalents has increased 36.6% since the beginning of the year."

EXECUTIVE SUMMARY
The following financial information is expressed in millions of nominal pesos, except for amounts per share or per ADR, with comparative figures for the same period in 2013.

QUARTERLY RESULTS

NET SALES BY GEOGRAPHY
In millions of pesos	3Q14	3Q13	Change
	$	$	$	%
Net sales	10,615.0	9,437.0	1,178.0	12.5
Net sales in Mexico	8,480.9	7,296.8	1,184.1	16.2
Net sales in the U.S.	2,134.1	2,140.2	(6.1)	(0.3)

NET SALES BY SEGMENT
In millions of pesos	3Q14	3Q13	Change
	$	$	$	%
Net sales	10,615.0	9,437.0	1,178.0	12.5
Poultry	9,705.5	8,484.1	1,221.4	14.4
Other	909.5	952.9	(43.4)	(4.6)

NET VOLUME SOLD BY SEGMENT
In tons			Change
	3Q14	3Q13	Volume	%
Total sales volume:	452,957	441,226	11,731	2.7
Poultry	368,713	354,178	14,535	4.1
Others	84,244	87,048	(528)	(0.6)

The Company's 3Q14 net sales totaled $10,615.0 million, $1,178.0 million or 12.5% more than $9,437.0 million reported in 3Q13. The increase is a result of more volume of chicken sold and solid chicken and swine prices during the quarter; this result was partially offset with decreases in sales volume in the rest of our business lines when compared to the same quarter of 2013.

In 3Q14, sales of our U.S. operations remained strong and represented 20.1% of our total sales; this compares with 22.7% in 3Q13.

GROSS PROFIT
In millions of pesos	3Q14	3Q13	Change
	$	$	$	%
Cost of sales	8,138.2	8,155.5	(17.2)	(0.2)
Gross profit	2,476.8	1,281.5	1,195.3	93.3
Gross margin	23.3%	13.6%	-	-

In 3Q14 the cost of sales totaled $8,138.2 million, $17.2 million or 0.2% lower than $8,155.5 million reported in 3Q13; the decrease in the cost of sales, despite the increase in volume sold, was mainly attributed to a steady decrease in the cost of main raw materials, and improvement in our production indexes in general, so that our average cost per unit was around 3% lower than the average cost per unit in 3Q13.

The gross profit was $2,476.8 million and a gross margin of 23.3% in 3Q14; this profit is much higher than a gross profit of $1,281.5 million and a gross margin of 13.6% reported in 3Q13.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES ("SG&A")
In millions of pesos
	3Q14	3Q13	Change
	$	$	$	%
Total SG&A	945.2	827.5	117.7	14.2

Total SG&A expenses in 3Q14 were $945.2 million, $117.7 million or 14.2% more than the $827.5 million reported 3Q13. This increase is mainly attributed to higher sales and administrative expenses as our volume sold increased.

Total SG&A expenses as a percentage of net sales represented 8.9% in 3Q14 compared to 8.8% in 3Q13.

OTHER INCOME (EXPENSE), NET
In millions of pesos	3Q14	3Q13	Change
	$	$	$	%
Other income (expense), net	0.6	(80.9)	81.5	(100.8)

This item mainly includes the sale of unused assets as well as hens and other by-products. We record such sales as expenses when the sale price is below the book value of those assets.

In 3Q14, we recorded other income of $0.6 million, compared with other expenses of $80.9 million reported in 3Q13; the other income in 3Q is mainly attributed to gains in the sale of several unused assets.

OPERATING INCOME
In millions of pesos	3Q14	3Q13	Change
	$	$	$	%
Operating income	1,532.2	373.1	1,159.1	310.7
Operating margin	14.4%	4.0%	-	-

Operating income in 3Q14 totaled $1,532.2 million, which represents an operating margin of 14.4%, an important increase when compared to operating income of $373.1 million and a 4.0% operating margin reported in 3Q13.

The increase in operating income is mainly attributed to higher gross income in 3Q14 and more stable expenses.

NET FINANCIAL INCOME
In millions of pesos	3Q14	3Q13	Change
	$	$	$	%
Net Financial Income	53.1	60.8	(7.7)	(12.7)
Financial Income	85.8	95.0	(9.2)	(9.7)
Financial Expense	32.7	34.2	(1.5)	(4.4)

In 3Q14, the Company reported net financial income of $53.1 million, compared to income of $60.8 million reported in the same period of 2013.

The decrease was mainly due to lower effective interest rates in our excess cash investments.

TAXES FOR THE PERIOD
In millions of pesos	3Q14	3Q13	Change
	$	$	$	%
Total Taxes	461.1	80.0	381.1	476.4
Income tax	226.7	114.9	111.8	97.3
Deferred income tax	234.5	(34.8)	269.3	(773.9)

Starting this year we will observe a higher amount in income taxes totally attributed to a higher tax rate, which increased from 21% to 30% in our main subsidiary in Mexico.

Total taxes for the 3Q14 were $461.1 million, compared with total taxes of $80.0 million in the same period of 2013.

NET INCOME
In millions of pesos	3Q14	3Q13	Change
	$	$	$	%
Net income	1,124.2	353.5	770.7	218.0
Net margin	10.6%	3.7%	-	-

Non-Controlling Interest income	0.7	(0.4)	1.09	(310.5)
Net controlling interest income	1,123.4	353.5	770.0	217.8
Basic and diluted income per share[1]	1.87	0.59	-	-
Basic and diluted income per ADR[2]	22.47	7.07	-	-
Weighted average Shares outstanding[3]	600,000	600,000	-	-
[1] In pesos
[2] in pesos, an ADR equal to twelve shares
[3] In thousands of shares

The net income for 3Q14 was $1,124.2 million, representing a basic and diluted income of $1.87 pesos per share, compared with a lower net income of $353.5 million, which represented $0.59 pesos of basic and diluted income per share in 3Q13. The important increase is mainly attributed to a higher operating income.

This income represents a net margin of 10.6% and 3.7% for 3Q14 and 3Q13, respectively.

EBITDA AND ADJUSTED EBITDA
In millions of pesos	3Q14	3Q13	Change
	$	$	$	%
Net controlling interest income	1,123.4	353.5	770.0	217.8
Income tax expense (benefit)	461.1	80.0	381.1	476.1
Result in associates	0.7	0.4	0.4	110.5
Net finance (income) expense	(53.1)	(60.8)	7.7	(12.7)
Depreciation and amortization	209.3	188.7	20.5	10.9
EBITDA	1,741.5	561.8	1,179.6	210.0
EBITDA Margin (%)	16.4%	6.0%	-	-
Other expense (income) net	(0.6)	80.9	(81.5)	(100.8)
Adjusted EBITDA	1,740.8	642.7	1,098.1	170.9
Adjusted EBITDA Margin	16.4%	6.8%	-	-
Net sales	10,615.0	9,437.0	1,178.1	12.5

EBITDA in 3Q14 reached $1,741.5 million, representing an EBITDA margin of 16.4%, compared to EBITDA of $561.8 million in 3Q13, with an EBITDA margin of 6.0%.

The adjusted EBITDA in 3Q14 reached $1,740.8 million, representing an adjusted EBITDA margin of 16.4%, compared to adjusted EBITDA of $642.7 million in 3Q13, with an adjusted EBITDA margin of 6.8%.

ACCUMULATED RESULTS

NET SALES BY GEOGRAPHY
In millions of pesos	9M14	9M13	Change
	$	$	$	%
Net Sales	30,867.2	29,972.4	894.8	3.0
Net sales in Mexico	24,696.5	23,527.8	1,168.7	5.0
Net sales in the U.S.	6,170.8	6,444.6	(273.8)	(4.2)

NET SALES BY SEGMENT
In millions of pesos	9M14	9M13	Change
	$	$	$	%
Net Sales	30,867.2	29,972.4	894.8	3.0
Poultry	28,168.4	27,169.7	998.7	3.7
Other	2,698.9	2,802.7	(103.9)	(3.7)

NET VOLUME SOLD BY SEGMENT
In tons			Change
	9M14	9M13	Volume	%
Total sales volume:	1,345,459	1,292,525	52,934	4.8
Poultry	1,108,829	1,037,866	56,043	5.6
Others	236,630	254,659	(3,109)	(1.3)

During the first 9M14, net sales totaled $30,867.2 million, $894.8 million or 3.0% more than $29,972.4 million reported in the same period of 2013. The increase in sales is attributed to higher volume sold and better prices, mainly in the chicken business, as compared with the first 9M13.

In 9M14, sales of our U.S. operations represented 20.0% of our total sales, compared with 21.5% in 9M13.

ACCUMULATED OPERATING RESULTS
In millions of pesos	9M14	9M13	Change
	$	$	$	%
Cost of Sales	24,143.9	24,705.3	(561.3)	(2.3)
Gross Profit	6,723.3	5,267.1	1,456.2	27.6
Total SG&A	2,737.2	2,448.8	288.4	11.8
Other Income (expense)	(40.8)	31.7	(72.5)	(228.9)
Operating Income	3,945.3	2,850.0	1,095.3	38.4
Net Financial Income	164.0	111.6	52.3	46.9
Income Tax	1,236.6	595.1	641.5	107.8
Net Income	2,872.7	2,366.6	506.2	21.4

In 9M14 the cost of sales totaled $24,143.9 million, $561.3 million or 2.3% lower than $24,705.3 million reported 9M13; the decrease in the cost of sales is attributed to production indexes improvements and lower prices of our main raw materials.

As a result, we reached a gross profit of $6,723.3 million and a gross margin of 21.8% in 9M14, a higher result than $5,267.1 million of gross profit and a margin of 17.6% reached in the same period of 2013.

Total SG&A expenses in 9M14 were $2,737.2 million, $288.4 million or 11.8% more than the $2,448.8 million reported 9M13. This increase is mainly attributed to higher volume sold and additional expenses incurred in the implementation of procedures to further improve the services we provide in our markets. Total SG&A expenses as a percentage of net sales represented 8.9% in 9M14 compared to 8.2% in 9M13.

In 9M14 we had other expenses of $40.8 million, compared with other income of $31.7 million reported in 9M13; this is mainly attributed to losses in the sale of several unused assets.

The operating income in 9M14 was $3,945.3 million, which represents an operating margin of 12.8%, an improvement from an operating income of $2,850.0 million and an operating margin of 9.5% in 9M13.

The net financial income in 9M14 was $164.0 million higher when compared to net financial income of $111.6 million in 9M13, mainly attributed to higher interest income resulting from the high levels of cash and lower interest expenses.

Total taxes were $1,236.6 million as of September 30, 2014. These taxes include $709.1 million of income tax and $527.5 million of deferred income taxes; this figure compares to total taxes of $595.1 million, which includes income taxes of $833.4 and a positive amount in deferred income tax of $238.3 million in 9M13; the increase is attributed to a higher rate, which increased from 21% to 30%, in our main subsidiary in Mexico.

All the above result in a net income in the 9M14 of $2,872.7 million or 9.3% of net margin, which represents $4.78 pesos of earnings per share, meanwhile in the 9M13 the net income totaled $2,366.6 million, 7.9% of net margin and $3.94 pesos of net income per share.

EBITDA AND ADJUSTED EBITDA
In millions of pesos	9M14	9M13	Change
	$	$	$	%
Net controlling interest profit	2,869.6	2,363.2	506.4	21.4
Income tax expense (benefit)	1,236.6	595.1	641.5	107.8
Result in associates	3.1	3.4	(0.3)	(8.3)
Net finance (income) expense	(164.0)	(111.6)	(52.4)	46.9
Depreciation and amortization	647.9	557.0	90.9	16.3
EBITDA	4,593.2	3,407.0	1,186.2	34.8
EBITDA Margin (%)	14.9%	11.4%	-	-
Other expense (income) net	40.8	(31.7)	72.5	(228.9)
Adjusted EBITDA	4,634.0	3,375.3	1,258.7	37.3
Adjusted EBITDA Margin	15.0%	11.3%	-	-
Net sales	30,867.2	29,972.4	894.8	3.0

EBITDA in 9M14 reached $4,593.2 million, representing an EBITDA margin of 14.9%, compared to EBITDA of $3,407.0 million in 9M13, with an EBITDA margin of 11.4%.

The adjusted EBITDA in 9M14 reached $4,634.0 million, representing an adjusted EBITDA margin of 15.0%, compared to adjusted EBITDA of $3,375.3 million in 9M13, with an adjusted EBITDA margin of 11.3%.

BALANCE SHEET

BALANCE SHEET DATA
In millions of pesos	Sept 30, 2014	Dec. 31, 2013	Change
	$	$	$	%
TOTAL ASSETS	32,924.6	28,781.6	4,143.0	14.4
Cash and cash equivalents	10,548.2	7,721.0	2,827.2	36.6
Accounts receivable	1,499.0	2,227.8	(728.8)	(32.7)
TOTAL LIABILITIES	9,842.7	8,630.4	1,212.3	14.0
Accounts payable	2,839.3	2,818.9	20.4	0.7
Short-term debt	1,128.5	557.6	570.9	102.4
Long-term debt	1,653.3	1,510.2	143.1	9.5
TOTAL STOCKHOLDERS' EQUITY	23,081.9	20,151.1	2,930.8	14.5
Capital stock	1,174.4	1,174.4	0.0	0.0

Cash and equivalents as of September 30, 2014 totaled $10,548.2 million, up $2,827.2 million or 36.6% from $7,721.0 million as of December 31, 2013.

Total debt as of September 30, 2014 was $2,781.8 million, compared to $2,067.8 million reported as of December 31, 2013, mainly as a result of higher short-term bank debt.

Net cash as of September 30, 2014 was $7,766.3 million, compared with a net cash of $5,653.2 million as of December 31, 2013.

CAPITAL EXPENDITURES
In millions of pesos	9M14	9M13	Change
	$	$	$	%
Capital Expenditures	826.0	419.4	406.6	96.9

Total CAPEX for the 3Q14 was $351.1 million and $826.0 million in 9M14, mainly allocated toward organic growth and productivity projects across all of our facilities.

STOCK INFORMATION
As of September 30, 2014
Total Shares	600,000,000
Total free float	26.75%
Total shares in treasury	0
Market cap (millions of pesos)	$40,140

SHARE PRICE
	Mexican Stock Exchange			The New York Stock Exchange
	Ticker Symbol: Bachoco			Ticker Symbol: IBA
	In nominal pesos per Share			In U.S. Dollar per ADR
Month	High	Low	Close	High	Low	Close
Sept-14	67.04	62.80	66.90	61.24	56.89	59.74
Aug-14	64.40	59.37	62.23	58.70	53.16	56.89
Jul-14	60.72	57.88	58.62	56.35	53.00	53.14
Jun 2014	58.13	56.03	58.13	53.77	51.77	53.77
May 2014	56.00	47.58	56.00	51.59	42.60	51.59
Apr 2014	48.62	47.43	47.99	44.45	43.03	44.10
Mar 2014	44.79	42.00	44.79	28.03	27.07	27.82
Feb 2014	32.34	28.97	31.80	30.35	27.02	30.01
Jan 2014	34.27	31.82	32.92	33.89	29.91	32.12
Source: yahoo finances

ANALYST COVERAGE

Institution	Analyst name	E-mail
JPMORGAN	Pedro Leduc	pedro.a.leduc@jpmorgan.com
GBM	Miguel Mayorga	mmayorga@gbm.com.mx
ACTINVER	Carlos Hermosillo	chermosillo@actinver.com.mx
BBVA BANCOMER	Fernando Olvera	fernando.olvera@bbva.com
INTERACCIONES	Raul Ochoa	rmochoa@interacciones.com

APPENDICES
For reference, some figures have been translated into millions of U.S. dollars ("USD") using an exchange rate of $13.42 per USD $1.00, which corresponds to the rate at the close of September 30, 2014, according to Mexico's National Bank.

  Consolidated Statement of Financial Position
  Consolidated Statement of Income
  Consolidated Statement of Cash Flows
  Derivatives Position Report

CONFERENCE CALL INFORMATION

The Company will host its third quarter 2014 earnings call, on Thursday, October 23rd, 2014. The earnings call will take place at 9:00 am Central Time (10:00 am ET).

To participate in the earnings call, please dial:

Toll free in the U.S.: 1-888-771-4371
Toll free in Mexico: 001-866-779-0965
A current list of available local and international free phone telephone numbers: https://www.yourconferencecenter.com/AlternateNumbers/alternatenumbers.aspx?100374&t=A&o=UFktKifxGsNLar

Confirmation Number: 38287864

Visit the following link to access the webcast:
http://www.media-server.com/m/p/278opx9d

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
-Unaudited-
	In U.S. Dollar	Sept 30	December 31
In million pesos	2014	2014	2013*

TOTAL ASSETS	$ 2,453.4	32,924.6	28,781.6

Total current assets	1,386.5	18,606.3	15,324.3
Cash and cash equivalents	786.0	10,548.2	7,721.0
Total accounts receivable	111.7	1,499.0	2,227.8
Inventories	341.8	4,586.8	4,158.4
Other current assets	147.0	1,972.3	1,217.2

Total non current assets	1,066.9	14,318.3	13,457.2
Net property, plant and equipment	883.1	11,851.8	11,652.4
Other non current Assets	183.8	2,466.5	1,804.8

TOTAL LIABILITIES	$ 733.4	9,842.7	8,630.4

Total current liabilities	369.5	4,958.4	4,370.8
Notes payable to banks	84.1	1,128.5	557.6
Accounts payable	211.6	2,839.3	2,818.9
Other taxes payable and other accruals	73.8	990.7	994.3

Total long-term liabilities	364.0	4,884.2	4,259.6
Long-term debt	123.2	1,653.3	1,510.2
Other non current liabilities	4.7	62.9	48.2
Deferred income taxes	236.1	3,168.1	2,701.2

TOTAL STOCKHOLDERS' EQUITY	$ 1,720.0	23,081.9	20,151.1

Capital stock	87.5	1,174.4	1,174.4
Commission in shares issued	29.8	399.6	399.6
Repurchased shares	7.5	101.1	99.6
Retained earnings	1,598.8	21,455.8	18,586.2
Others accounts	- 6.8	- 91.5	- 148.1
Non controlling interest	3.2	42.4	39.3

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 2,453.4	32,924.6	28,781.6

*Audited

Consolidated Statement of Income
Third Quarter Results, ended September 30:
-Unaudited-
	U.S. Dollar
In millions pesos	2014	2014	2013	Change
Net sales	$ 791.0	10,615.0	9,437.0	12.5%
Cost of sales	606.4	8,138.2	8,155.5	-0.2%
Gross profit	184.6	2,476.8	1,281.5	93.3%
SG&A	70.4	945.2	827.5	14.2%
Other income (expenses), net	0.0	0.6	(80.9)	-100.8%
Operating income	114.2	1,532.2	373.1	310.7%
Net finance income	4.0	53.1	60.8	-12.7%
Income tax	34.4	461.1	80.0	476.1%
Net Income	$ 122.1	1,124.2	353.5	218.0%

Non-controlling interest	0.1	0.74	(0.35)	-310.5%
Net controlling interest profit	83.8	1,123.4	353.5	217.8%
Basic and diluted earnings per share	1.87	1.87	0.59	217.8%
Basic and diluted earnings per ADR	22.47	22.47	7.07	217.8%
Weighted average Shares outstanding[1]	600,000	600,000	600,000	0.0%

EBITDA Result	$ 129.8	1,741.5	561.8	210.0%

Gross margin	23.3%	23.3%	13.6%
Operating margin	14.4%	14.4%	4.0%
Net margin	10.6%	10.6%	3.7%
EBITDA margin	16.4%	16.4%	6.0%

1 In thousands

Consolidated Statement of Income
Accumulated results, for the nine months ended September 30:
-Unaudited-
	U.S. Dollar
In millions pesos	2014	2014	2013	Var.
Net sales	$ 2,300.1	30,867.2	29,972.4	3.0%
Cost of sales	1,799.1	24,143.9	24,705.3	-2.3%
Gross profit	501.0	6,723.3	5,267.1	27.6%
Selling, general and administrative expenses	204.0	2,737.2	2,448.8	11.8%
Other income (expenses), net	- 3.0	(40.8)	31.7	-228.9%
Operating income	294.0	3,945.3	2,850.0	38.4%
Net finance income	12.2	164.0	111.6	46.9%
Income tax	92.1	1,236.6	595.1	107.8%
Net income	$ 318.4	2,872.7	2,366.6	21.4%

Non-controlling interest	0.2	3.13	3.41	-8.3%
Net controlling interest profit	214.3	2,869.6	2,363.2	21.4%
Basic and diluted earnings per share	4.78	4.78	3.94	21.4%
Basic and diluted earnings per ADR	57.40	57.40	47.26	21.4%
Weighted average Shares outstanding[1]	599,940	599,940	599,985

EBITDA Result	$ 342.3	4,593.2	3,407.0	34.8%

Gross margin	21.8%	21.8%	17.6%
Operating margin	12.8%	12.8%	9.5%
Net margin	9.3%	9.3%	7.9%
EBITDA margin	14.9%	14.9%	11.4%

1 In thousands

Consolidated Statement of Cash Flows
As of September 30:
-Unaudited-

	U.S. Dollar
In million of pesos	2014	2014	2013

NET MAJORITY INCOME BEFORE INCOME TAX	$ 306.2	4,109.3	2,958.3

ITEMS THAT DO NOT REQUIRE CASH:	-	-	-

ITEMS RELATING TO INVESTING ACTIVITIES:	53.1	712.3	715.5
Depreciation and others	48.3	647.9	557.0
Income (loss) on sale of plant and equipment	5.0	67.5	158.5
Other Items	(0.2)	(3.1)	-

ITEMS RELATING TO FINANCING ACTIVITIES:	7.9	106.5	96.6
Interest income (expense)	7.9	106.5	96.6
Other Items	-	-	-

NET CASH GENERATED FROM NET INCOME BEFORE TAXES	367.2	4,928.1	3,770.4
CASH GENERATED OR USED IN THE OPERATION:	(58.5)	(785.4)	1,361.1
Decrease (increase) in accounts receivable	3.8	51.5	244.3
Decrease (increase) in inventories	(34.6)	(464.1)	1,490.4
Decrease (increase) in accounts payable	(31.8)	(427.1)	(595.5)
Decrease (increase) in other liabilities	4.0	54.2	221.9

NET CASH FLOW FROM OPERATING ACTIVITIES	308.7	4,142.7	5,131.4

NET CASH FLOW FROM INVESTING ACTIVITIES	(60.2)	(808.1)	(427.1)
Acquisition of property, plant and equipment	(61.6)	(826.0)	(419.4)
Proceeds from sales of property plant and equipment	1.5	20.0	49.2
Other Items	(0.2)	(2.1)	(56.9)

CASH FLOW SURPLUS (REQUIREMENTS OF) TO BE USED IN FINANCING ACTIVITIES	248.5	3,334.6	4,704.3

Net cash provided by financing activities:	63.5	851.9	(1,052.2)
Proceeds from loans	59.2	794.0	592.0
Principal payments on loans	(6.5)	(87.6)	(1,001.3)
Dividends paid	-	-	(350.4)
Other items	10.8	145.5	(292.5)
Net increase (decrease) in cash and equivalents	222.0	2,979.7	2,662.9

Cash and investments at the beginning of year	$ 500.5	6,716.9	5,138.1
CASH AND INVESTMENTS AT END OF PERIOD	$ 722.5	9,696.6	7,801.0

DERIVATIVES POSITION REPORT

Third Quarter 2014
Thousands of Mexican Pesos, as of September 30, 2014										ANEXO 1

TYPE OF FINANCIAL INSTRUMENT	OBJECTIVE	NOTIONAL	VALUE OF THE RELATED COMMODITY				REASONABLE VALUE		AMOUNTS DUE BY YEAR	GUARANTIES REQUIRED
			2Q-2014		1Q-2014		2Q-2014	1Q-2014
Forwards and knock out forwards.	Hedge and negotiation	$ 9,531	$ 13.42		$ 12.99		$ 284.18	$ -54.53	2014	The deals consider the possibility of margin calls but not another kind of guarantee
Futures for corn, soybean meal and soy oil	Hedge	$ 77,942	CORN		CORN		-$ 7,557	-$ 285	41% in 2014 and 59% in 2015
			In USD per Bushel		In USD per Bushel
			month	price	month	price
			Dec-2014	$ 3.210
			Mar-2015	$ 3.335	Jul-2014	$ 4.2430
			Dec-2015	$ 3.568	Sep-2014	$ 4.1880

			SOYBEAN MEAL		SOYBEAN MEAL
			In USD per ton		In USD per ton
			month	price	month	price
			Jan-2015	$ 306.8	Aug-2014	$ 430.7
			Mar-2015	$ 304.0	Sep-2014	$ 392.6
			May-2015	$ 302.7	Jan-2015	$ 366.5
			Jul-2015	$ 304.3	Mar-2015	$ 368.2
			Oct-2015	$ 305.5	May-2015	$ 369.5
			Dec-2015	$ 305.7	Jul-2015	$ 371.0

			SOY OIL		SOY OIL
			In UScents per pound		In UScents per pound
			month	price	month	price
			Jul-2015	$ 34.27	Aug-2014	$ 38.95
			Oct-2015	$ 34.31	Sep-2014	$ 39.04
					Oct-2014	$ 39.02
					Dec-2014	$ 39.15
Options of Corn	Hedge and negotiation	-$ 4,647	CORN		CORN		-$ 4,647	$ -	2014
			In USD per Bushel		In USD per Bushel
			month	price	month	price

			Dec-2014	$ 3.21	Dec-2014	$ 3.90

Options of soybean meal	Hedge and negotiation	$ -	SOYBEAN MEAL		SOYBEAN MEAL		$ -	-$ 431	2014
			In USD per ton		In USD per ton
			month	price	month	price
					May-2014	$ 491.50
Options of soy oil	Hedge and negotiation	-$ 234	SOY OIL		SOY OIL		-$ 234	$ -	2014
			In UScents per pound		In UScents per pound
			month	price	month	price
					Aug-2014	$ 38.95
					Sep-2014	$ 39.04
					Oct-2014	$ 39.02
			Dec-2014	$ 33.45	Dec-2014	$ 39.15

-The total financial instruments not exceed 5% of total assets as of September 30, 2014.
-The notional value represents the net position as of September 30, 2014, at the exchange rate of $13.42 per one dollar.
A negative value means an unfavorable effect for the Company.

Third Quarter 2014
Thousands of Mexican Pesos, as of September 30, 2014								PROBABLE SCENARIO
TYPE OF FINANCIAL INSTRUMENT	REASONABLE VALUE	VALUE OF THE RELATED COMMODITY			EFFECT ON THE INCOME STATEMENT	EFFECT ON THE CASH FLOW(3)
Reference Value
		-2.5%	2.5%	5.0%		-2.5%	2.5%	5.0%
Forwards and Knock Out Forwards (1)	$ 284	$13.09	$ 13.76	$ 14.09	Direct	$ 46	$ 222	$ 341
		-5%	5%	10%		-5%	5%	10%
Futures of Corn: (2)	-$ 7,557	$ 3.0	$ 3.4	$ 3.5	The effect will materialize as the inventory is consumed	-$ 11,395	-$ 3,719	$ 118
Futures of Soybean Meal: (2)		$ 291.5	$ 322.1	$ 337.5
Futures for Soy Oil (2)		$ 32.6	$ 36.0	$ 37.7
Options for Corn	-$ 4,647	$ -	$ -	$ -		-$ 5,723	-$ 3,571	-$ 2,494
Options of Soybean Meal	$ -	$ -	$ -	$ -		$ -	$ -	$ -
Options of Soy Oil	-$ 234	$ 32.6	$ 36.0	$ 37.7		-$ 338	-$ 130	-$ 25

(1) The reference value is the exchange rate of $13.42 per USD as of September 30, 2014.

(2) The reference values are; the future of corn for December 2014, $3.21 USD, the future of soybean meal for January 2015, $306.8 USD/ton, and the future for soy oil for July 2015, $34.27 Us cents per lb.

All the evaluations are performed according with the corresponding future, here only the first month futures are shown.

(3) The Company has credit lines with the majority of its counterparts, so that the effect in cash flow is lower than the amount shown.

-A negative value means an unfavorable effect for the Company.

Third Quarter 2014
Thousands of Mexican Pesos, as of September 30, 2014										STRESS SCENARIO
TYPE OF FINANCIAL INSTRUMENT	REASONABLE VALUE	VALUE OF THE RELATED COMMODITY				EFFECT ON THE INCOME STATEMENT	EFFECT ON THE CASH FLOW
		Reference Value
		-50%	-25%	25%	50%		-50%	-25%	25%	50%
Forwards and Knock Out Forwards	$ 284	$6.71	$10.07	$16.78	$20.14	Direct	-$4,481	-$2,098	$1,294	$2,485

COMPANY DESCRIPTION
Industrias Bachoco is the leader in the Mexican poultry industry, and one of the largest poultry producers globally. The Company was founded in 1952, and became a public company in 1997, via a public offering of shares on the Mexican and The New York Stock Exchange. Bachoco is a vertically integrated company headquartered in Celaya, Guanajuato located in Central Mexico. Its main business lines are: chicken, eggs, balanced feed, swine, and turkey and beef value-added products. Bachoco owns and manages more than a thousand facilities, organized in nine production complexes and 64 distribution centers in Mexico, and a production complex in the United States. Currently the Company employs more than 24,000 people.

The Company is rated AA+ (MEX), representing high credit quality by Fitch Mexico, S.A. de C.V., and HR AA+ which signals that the Company and the offering both have high credit quality by HR Ratings de Mexico S.A. de C.V.

DISCLAIMER
The document contains certain information that could be considered forward looking statements concerning anticipated future events and performance of the Company. The statements reflect management's current beliefs based on information currently available and are not guarantees of future performance and are based on our estimates and assumptions that are subject to risks and uncertainties, including those described in our Annual Information Form, which could cause our actual results to differ materially from the forward-looking statements contained in this document. Those risks and uncertainties include risks associated with ownership in the poultry industry, competition for investments within the poultry industry, shareholder liability, governmental regulation, and environmental matters. As a result, there can be no assurance that actual results will be consistent with these forward-looking statements. Except as required by applicable law, Industrias Bachoco, S.A.B. de C.V., undertakes no obligation to publicly update or revise any forward-looking statement.

Contact Information:
Claudia Cabrera, IR
claudia.cabrera@bachoco.net
T. +52(461)618-3555

CONTACT: IR Contacts, Daniel Salazar, CFO, and Claudia Cabrera, IRO, +52-461-618-3555, inversionistas@bachoco.net, both of Industrias Bachoco